7-1-02


02048576

1934 Act Registration No. 33 – 96234

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


JUL 1 0 2002

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of July 2002

MTR Corporation Limited
(地 鐵 有 限 公 司)

(Translation of registrant's name into English)

MTR Tower
Telford Plaza
33 Wai Yip Street
Kowloon Bay
Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________)

EXHIBITS

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the "Company") to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. With respect to the Company's railway operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) accidents and natural disasters; (iii) the terms on which the Company finances its working capital and capital expenditure requirements; (iv) the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development; (v) changes in the fares for the Company's services; (vi) competition from alternative modes of transportation, in particular franchised buses and public light buses; (vii) the Company's relationship with the Government of the Hong Kong Special Administrative Region (the "Government"); (viii) the Government's policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change); and (ix) other factors beyond the Company's control. With respect to the Company's property operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) the level of interest rates prevailing in Hong Kong; (iii) the Company's ability to complete property developments on time and within budget; (iv) the terms on which the Company finances its working capital and capital expenditure requirements; (v) competition from other property developments; (vi) the Government policies relating to property ownership and development, which may change as a result of the Government's population and employment growth projections (which themselves are subject to change), and (vii) other factors beyond the Company's control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR Corporation Limited
(Registrant)

Date: July 10, 2002



By:____________________
Name: Lila Fong
Title: Legal Manager (Secretarial)

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MTR CORPORATION LIMITED
(地鐵有限公司)
(Incorporated in Hong Kong with limited liability)

PROPOSED CONNECTED TRANSACTION

MTR Corporation Limited (地 鐵 有 限 公 司) (the "Company") is pleased to announce that, at a meeting of the Executive Council (the "Council") held on 9th July, 2002, the Council advised and the Chief Executive ordered that the draft of a project agreement (the "PBRL Project Agreement") with the Government, acting through the Deputy Secretary for the Environment, Transport and Works (Transport and Works), relating to the design, construction, financing, and operation of the Penny's Bay Rail Link, a railway link and related services and facilities to be constructed by the Company to service the Hong Kong Disneyland should be approved in principle for execution subject to any drafting changes which may be necessary before execution.

It is expected that the PBRL Project Agreement will be signed shortly and will contain terms substantially the same as those described below. The Company will make a further announcement soon after the PBRL Project Agreement has been signed.

The Penny's Bay Rail Link will comprise a 3.5 km long single-track railway providing a rail-shuttle service between a new station on the Tung Chung Line at Yam O, and a new station adjacent to the Hong Kong Disneyland on Lantau Island. Detailed design for the Penny's Bay Rail Link is at an advanced stage and the Company intends to commence the construction shortly after the PBRL Project Agreement has been signed. Subject to permitted deferrals upon the occurrence of specified events (such as force majeure or specified delay or breach by the Government), the Company will be required to complete the Penny's Bay Rail Link by 1st July, 2005.

The Company will be required, under the PBRL Project Agreement, to bear and finance the full amount of the Capital Cost for the Penny's Bay Rail Link, which, as at the date of this Announcement, is estimated by the Company to be approximately HK$2 billion (money of the day) including capitalised interest. The Company anticipates that the project will be financed through internal resources and debt.

As disclosed in the Prospectus, the Government has acknowledged in the Operating Agreement that the Company will require an appropriate commercial rate of return on its investment in any new railway project (which, the Government has recognised, would ordinarily be between 1% and 3% above the estimated weighted average cost of capital of the Company) and that financial and other support from the Government may be required. In this respect, in order to provide financial support in respect of the Penny's Bay Rail Link project, the Government will agree to ensure that any claim for or entitlement to (as against the Company) such amount of dividends representing the Government's beneficial entitlement to interim and final cash dividends in respect of the financial year ending 31st December, 2002 and thereafter as is equivalent to the Funding Gap, will be waived (as against the Company). Together with the Government's financial support, the expected rate of return on the Penny's Bay Rail Link project is 11.25% per annum.

The Company believes that the construction, operation and ownership (for the Franchise Period) by the Company of the Penny's Bay Rail Link, which will form an extension, and will become part, of the Mass Transit Railway will reinforce the Company's position as a leading provider of public transport services in Hong Kong, and enhance and further the Company's role in the development of the tourism industry in Hong Kong.

The Government, through the Financial Secretary Incorporated, is the beneficial shareholder of the Company entitled to exercise approximately 76.6% of the voting power of the Company in general meeting. Accordingly, under Chapter 14 of the Listing Rules, the PBRL Project Agreement will constitute a connected transaction for the Company. However, as disclosed in the Prospectus, the Exchange has granted to the Company a waiver from strict compliance with certain requirements of the Listing Rules relating to connected transactions in respect of project agreements of the nature of the PBRL Project Agreement which constitute connected transactions under the Listing Rules. Further details relating to the waiver are set out in the section headed "Grant of Waiver" below.

PBRL PROJECT AGREEMENT

It is expected that the PBRL Project Agreement will be signed shortly and will contain terms substantially the same as those described below:

Parties : (1) the Company; and

(2) the Government, acting through the Deputy Secretary for the Environment, Transport and Works (Transport and Works)

The transaction : *The Company's rights and obligations*

Pursuant to and upon the terms of (inter alia) the PBRL Project Agreement, the Company will (inter alia) design, construct, finance, operate and maintain the Penny's Bay Rail Link (including related services and facilities), including carrying out the PBRL Works and the RRIW.

The Company will also carry out Entrusted Works which are entrusted to the Company by the Government, for which the Government will bear all related costs (unless otherwise agreed), including but not limited to the construction of a vehicular emergency and public access bridge within the boundary of the railway station to be constructed at Penny's Bay.

The Company will be permitted, subject to the terms of the PBRL Project Agreement, to carry out commercial activities within the railway stations to be constructed as part of the PBRL Works.

Subject to permitted deferrals upon the occurrence of specified events (such as force majeure or specified delay or breach by the Government), the Company will be required to complete the Penny's Bay Rail Link so as to enable commercial operations to commence on the Penny's Bay Rail Link by 1st July 2005. Failing this, the only liability of the Company will be to procure from specified franchised bus operators (or, failing which, itself provide) adequate bus services.

The Government's rights and obligations

The Government will procure that the project relating to the Hong Kong Disneyland is completed in accordance with the agreement entered into between the Government, The Walt Disney Company and Hongkong International Theme Parks Limited dated 10th December, 1999 in relation to the same.

The Government will (inter alia) construct three utility crossings of the Penny's Bay Rail Link, carry out road works in and around Penny's Bay, construct a public water recreation centre at Penny's Bay and construct a sewerage network, a stormwater drainage system, a water supply system and fresh water service reservoir, essential government, institution and community facilities.

The Government will make available to the Company the land necessary for the implementation of the Penny's Bay Rail Link, and shall complete all specified construction and similar works on such land, by dates agreed with the Company. If the Government fails to do so, the Government will be required to indemnify the Company in full for all costs incurred by the Company as a result of the Government's delay, and the Company will, under specified circumstances, be entitled to a deferral of the scheduled date by which it will be required to complete the Penny's Bay Rail Link.

Except in specified circumstances, if the Hong Kong Disneyland is not opened to the general public by three months after its target opening date, the Government will pay to the Company as compensation an amount of HK$8 million (being equivalent to approximately HK$5 million in present value terms using the 11.25% project internal rate of return as the discount rate) for each month beyond the later of the date which is three months after the target opening date of the Hong Kong Disneyland and the date the Penny's Bay Rail Link is ready for commercial operations. Such payments shall continue to be payable up to the earlier of the date the Hong Kong Disneyland actually opens to the general public and twelve months after the target opening date of the Hong Kong Disneyland. Payment of any such amounts by the Government shall be satisfied by the waiver of dividends.

Except in specified circumstances, if the Hong Kong Disneyland is not opened to the general public after the later of twelve months after its target opening date and the date the Penny's Bay Rail Link is ready for commercial operations, or if the Hong Kong Disneyland is not completed at all, the Government will, in addition to the compensation payments described in the preceding paragraph, indemnify the Company in full for all costs incurred and losses suffered by the Company as a result of such delay or non-completion.

In the PBRL Project Agreement, the Government will specifically recognise the need to rely on railways as the backbone of Hong Kong's transport system and for railways to be given priority in the Government's plans for infrastructure development. Accordingly, the Government will agree to develop a transport plan which recognises the Penny's Bay Rail Link as the backbone of Hong Kong's transport system to, from and within Penny's Bay and which gives priority to the Penny's Bay Rail Link in the Government's plans for infrastructure development in Penny's Bay.

In this regard, the Government will agree to consult the Company, and take into consideration the need to make efficient use of existing transport infrastructure, prior to introducing new franchised bus routes to serve Penny's Bay in addition to those which are currently intended.

Dividend waiver

As highlighted above, the Government recognises the important role of rail infrastructure in Hong Kong. As disclosed in the Prospectus, the Government has acknowledged in the Operating Agreement that the Company will require an appropriate commercial rate of return on its investment in any new railway project (which, the Government has recognised, would ordinarily be between 1% and 3% above the estimated weighted average cost of capital of the Company) and that financial and other support from the Government may be required.

The Penny's Bay Rail Link is such a project where support from the Government is required in order for the Company to achieve an appropriate commercial return. Accordingly, the Government will agree that financial support will be provided in respect of the project through the waiver of certain claims for or entitlements to (as against the Company) cash dividends which would otherwise have been distributed by the Company (as to which, see below).

As stated in the Prospectus, the Government has agreed to ensure that, in respect of the interim and final dividends payable for the financial years ending 31st December, 2002 and 31st December, 2003 (the "**2002 Dividends and 2003 Dividends**"), an election will be made to the Company for the receipt of all or part of such amount of dividends as represents the Government's beneficial entitlement to dividends in the form of shares under any scrip dividend election to be offered by the Company to its shareholders to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company in respect of the relevant financial year will be in the form of cash.

The Government will agree to ensure that, in order to provide financial support in respect of the Penny's Bay Rail Link project, any claim for or entitlement to (as against the Company) such amount of dividends representing the Government's beneficial entitlement to cash dividends in respect of the 2002 and (to the extent necessary) 2003 Dividends, the interim and final dividends payable for the financial year ending 31st December, 2004 and the interim and final dividends payable by the Company for subsequent financial years, as is equivalent to the Funding Gap as at the relevant date, will be waived (as against the Company). Together with the Government's financial support, the expected rate of return on the Penny's Bay Rail Link project is 11.25% per annum.

It is expected that the dividend waiver will be implemented in respect of the distribution of dividends for several financial periods.

As disclosed in the Prospectus, the Board of Directors anticipates that, subject to the financial performance of the Company, the Company will pay two dividends in respect of each financial year with interim and final dividends payable in October and June, respectively, with the interim dividend representing approximately one third of the total dividends to be paid for the entire year.

Term : The Company will own and operate the Penny's Bay Rail Link for its own account for the Franchise Period.

Value of the transaction : The Company will be required, under the PBRL Project Agreement, to bear and finance the full amount of the Capital Cost, which as at the date of this Announcement is estimated by the Company to be approximately HK$2 billion (money of the day) including capitalised interest. The Company anticipates that the project will be financed through internal resources and debt.

Reasons for the transaction : The Company is engaged in the business of (inter alia) the construction and operation of railways, including the Mass Transit Railway, and is a leading provider of public transport services in Hong Kong. The Company believes that the construction, operation and ownership (for the Franchise Period) by the Company of the Penny's Bay Rail Link (including related services and facilities), which will form an extension, and will become part, of the Mass Transit Railway, pursuant to the terms of the PBRL Project Agreement, will reinforce the Company's position as a leading provider of public transport services in Hong Kong, and enhance and further the Company's role in the development of the tourism industry in Hong Kong.

Connected person : The Government, through the Financial Secretary Incorporated, is the beneficial shareholder of the Company entitled to exercise approximately 76.6% of the voting power of the Company in general meeting. Accordingly, under Chapter 14 of the Listing Rules, the PBRL Project Agreement will constitute a connected transaction for the Company. However, as more particularly described in the section headed "Grant of Waiver" below, the Exchange had granted to the Company a waiver from strict compliance with certain requirements of the Listing Rules relating to connected transactions in respect of project agreements of the nature of the PBRL Project Agreement which constitute connected transactions under the Listing Rules.

GRANT OF WAIVER

Under Chapter 14 of the Listing Rules, the PBRL Project Agreement will constitute a connected transaction for the Company. With respect to connected transactions of the nature of the PBRL Project Agreement, under Chapter 14 of the Listing Rules, without the waiver described below, the Company would be required to (inter alia) issue a circular to its shareholders regarding the transaction, provide an opinion from an independent expert as to whether the transaction is fair and reasonable so far as the shareholders of the Company are concerned and make the transaction conditional upon the approval of independent shareholders in general meeting.

However, as disclosed in the Prospectus, unique circumstances exist in relation to connected transactions involving the Company and (inter alia) the Government. These unique circumstances result from the fact that, prior to its listing and the commencement of trading of its shares on the Exchange, the Company had been a public sector provider of transport and was beneficially owned as to 100% by the Government, and that its predecessor, Mass Transit Railway Corporation, was a statutory corporation.

Recognising these unique circumstances, the Exchange granted a waiver to the Company from strict compliance with (inter alia) these requirements under Chapter 14 of the Listing Rules relating to connected transactions in respect of project agreements of the nature of the PBRL Project Agreement, subject to the following conditions:-

A. the Company is required to issue a press notice containing details of the transaction and to include prescribed details of the transaction in the Company's next annual report and accounts following the transaction; and

B. the transaction must be conditional upon the approval of the Board of Directors, with the Directors appointed by the Government under Section 8 of the Ordinance, and any Director who holds a position in the Government, abstaining from voting.

APPROVAL OF INDEPENDENT DIRECTORS

On 6th June, 2002, subject to certain conditions, the Board of Directors approved the entry into of the PBRL Project Agreement by the Company, with the Directors appointed by the Government under Section 8 of the Ordinance and any Director who holds a position in the Government abstaining from voting. The conditions have been satisfied in full as at the date of this announcement.

FURTHER ANNOUNCEMENT

The Company will make a further announcement soon after the PBRL Project Agreement has been signed.

DEFINITIONS

"Board of Directors" means the board of directors of the Company;

"Capital Cost" means the aggregate of (inter alia) the costs, expenses and any other amounts incurred, payable or suffered by the Company for, the design, construction, and completion of the PBRL Works and the RRIW, including any related capitalised interest;

"Director" means a member of the Board of Directors;

"Entrusted Works" means any item of work which is executed or to be executed by the Company for and on behalf of the Government (or any public body) or vice versa, and which is to be paid for by the party on whose behalf the work is done;

"Exchange" means The Stock Exchange of Hong Kong Limited;

"Franchise Period" has the meaning ascribed to that term in the Ordinance, being the period of 50 years from 30th June, 2000 (subject to any extension(s) made pursuant to the relevant provisions of the Ordinance) for which the franchise to operate the Mass Transit Railway (including any extension thereto) and to construct any extension to the Mass Transit Railway is granted to the Company under Section 4 of the Ordinance;

"Funding Gap" means a net present value amount (as at the end of 2001) of HK$798 million, calculated using a discount rate of 11.25% (being the expected rate of return on the project), as more particularly defined in the PBRL Project Agreement;

"Government" means the government of Hong Kong;

"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China;

"Hong Kong Disneyland" means the Disney-branded theme park to be constructed at Penny's Bay;

"Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Mass Transit Railway" has the meaning ascribed to that term in the Ordinance;

"Operating Agreement" means the operating agreement dated 30th June, 2000 made between the Secretary for Transport for and on behalf of the Government and the Company, as contemplated in the Ordinance;

"Ordinance" means the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong) or any replacement or re-enactment thereof;

"PBRL Works" means items of works which are necessary for the construction and/or operation of the Penny's Bay Rail Link, including all railway works for approximately 3.5 kilometres of electrified railway comprising (inter alia) stations at Yam O and adjacent to the Disney Park, a service connection with the existing Tung Chung Line, an at-grade track underneath existing highway structures in the Yam O area, tunnels under Tai Yam Teng, at-grade and depressed railway on reclamation within Penny's Bay, all railway related electrical and mechanical works, the procurement of rolling stock and provisions and works to enable future extensions of the Penny's Bay Rail Link, as such may be amended from time to time by agreement between the Company and the Government;

"Penny's Bay Rail Link" means the rail link to be constructed by the Company to provide a mass transit service to the Hong Kong Disneyland, including for the avoidance of doubt the interchange facilities with the existing Mass Transit Railway operated by the Company and the railway stations to be constructed at Penny's Bay and Yam O as part of the PBRL Works;

"Prospectus" means the prospectus dated 25th September, 2000 issued in relation to the global offering by the Financial Secretary Incorporated on behalf of the Government of shares in the Company; and

"RRIW" means the replacement, modification or improvement of existing privately owned facilities or facilities owned by the Government or public bodies required as a consequence of the construction of the Penny's Bay Rail Link, including but not limited to reprovisioning of access roads, pedestrian subways and footpaths at Yam O and modification of existing highway parapets at the Yam O interchange, following the completion of which shall be owned, managed, maintained and controlled by such private owner, Government or, as the case may be, such public body.

By order of the Board
Leonard Bryan Turk
Company Secretary
MTR Corporation Limited


地鐵公司
MTR Corporation

Please also refer to the published version of this announcement in the South China Morning Post dated 10 July 2002.